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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                       Amendment No. 2 to SCHEDULE 14D-1*

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       and
                               Amendment No. 4 to
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                         STERIGENICS INTERNATIONAL, INC.
                            (Name of Subject Company)

                           ION BEAM APPLICATIONS S.A.
                              IBA ACQUISITION CORP.
                                    (Bidders)

                    Common Stock, Par Value $0.001 Per Share
                      And The Associated Rights To Purchase
                 Series A Junior Participating Preferred Stock,
                           Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   85915R 10 5
                      (CUSIP Number of Class of Securities)

                                Mr. Pierre Mottet
                           Ion Beam Applications s.a.
                             Chemin du Cyclotron, 3
                             B-1348 Louvain-la-Neuve
                                     Belgium
                               (011-32-10-47-5855)
  (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                     and Communications on Behalf of Bidder)

                                   Copies To:
                              Ramon P. Marks, Esq.
                             Kevin T. Collins, Esq.
                              Dorsey & Whitney LLP
                                 250 Park Avenue
                            New York, New York 10177
                                 (212) 415-9200



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*   Constituting the final amendment to Schedule 14D-1.

CUSIP No. 85915R105
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IBA Acquisition Corp.
     13-4065731

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,992,337

________________________________________________________________________________
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     98.2%

________________________________________________________________________________
10   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

                                  INTRODUCTION

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on June 17, 1999, as amended and supplemented by Amendment No. 1, filed on July 14, 1999, (the "Schedule 14D-1"), by Ion Beam Applications s.a., a Belgian corporation ("IBA") and IBA Acquisition Corp., a Delaware corporation ("Acquisition"), in connection with the offer to purchase all the outstanding shares of common stock, par value $0.001 per share and the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per shares (the "Shares") of SteriGenics International, Inc., a Delaware corporation (the "Company"), at a price of $27.00 per share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 17, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal. This Amendment No. 2 also constitutes Amendment No. 4 to the Statement on Schedule 13D, filed with the Commission on March 22, 1999, and amended June 12, 1999, June 17, 1999 and July 14, 1999, with respect to the shares owned by IBA (the "Schedule 13D"). Capitalized terms not defined in this Amendment No. 2 have the meanings given them in the Offer to Purchase.

Item 6.  Interest in Securities of the Subject Company

     Item 6 of the Schedule 14D-1 and Item 5 of the Schedule 13D are hereby amended to add the following information:

          Immediately following the expiration of the Offer at 11:59 p.m., New York City time, Thursday, July 15, 1999 (the "Expiration Date"), based on information provided by the Depositary, Purchaser accepted for payment a total of 7,241,037 shares, representing approximately 88.9% of the shares outstanding as of the date of this Amendment No. 2. In addition, IBA previously owned 751,300 shares; therefore, Acquisition beneficially owns 7,992,337 shares, representing approximately 98.2% of the shares outstanding.

Item 10.  Additional Information

     Item 10(f) of the Schedule 14D-1 is hereby amended to add the following information:

     The Offer expired at 11:59 p.m., New York City time, on Thursday, July 15, 1999.

Item 11.  Material to be Filed as Exhibits

    Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

          (a)(9) Press Release, dated July 16, 1999, issued by IBA


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                                    SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 16, 1999                      IBA Acquisition Corp.




                                            By:  /s/ PIERRE MOTTET
                                                 -------------------------------
                                                 Name:  Pierre Mottet
                                                 Title: President


                                    SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 16, 1999                      Ion Beam Applications s.a.




                                            By:  /s/ PIERRE MOTTET
                                                 -------------------------------
                                                 Name:  Pierre Mottet
                                                 Title: Chief Executive Officer


                                    SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 16, 1999                      Belgabeam SCRL




                                            By:  /s/ ERIC DE LAMOTTE
                                                 -------------------------------
                                                 Name:  Eric de Lamotte
                                                 Title: Director


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                                  EXHIBIT INDEX

Exhibit
Number         Exhibit
------         -------

*(a)(1)        Offer to Purchase dated June 17, 1999

*(a)(2)        Letter of Transmittal

*(a)(3)        Notice of Guaranteed Delivery

*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

*(a)(7)        Form of Summary Advertisement dated June 17, 1999

*(a)(8)        Press Release dated June 11, 1999 issued by IBA

(a)(9)         Press Release dated July 16, 1999, issued by IBA

*(b)           Commitment Letter from Bank Brussels Lambert S.A., dated June 10,
               1999

*(c)(1) Merger Agreement dated as of June 10, 1999, among the Company, Purchaser, IBA GP and IBA

*(c)(2) Stockholders' Agreement dated June 10, 1999, among Purchaser, IBA, IBA GP and certain stockholders of the Company

*(c)(3) Non-Disclosure Agreement, dated May 17, 1999 Agreement between IBA and the Company

 (d)           None

 (e)           Not Applicable

 (f)           None

----------
*Previously Filed.

                                  PRESS RELEASE

                           ION BEAM APPLICATIONS S.A.
                  COMPLETES TENDER OFFER FOR STERIGENICS STOCK

     LOUVAIN-LA-NEUVE, Belgium - July 16, 1999 - Ion Beam Applications s.a. ("IBA") announced today that it has successfully completed its tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of SteriGenics International, Inc. ("SteriGenics") for $27.00 per share. SteriGenics has developed a position of leadership in the areas of sterilization services of medical devices and food products, and for polymer modification by using gamma radiation.

     As of the expiration of the Offer, 7,241,037 shares of SteriGenics stock had been validly tendered and not withdrawn in the Offer (including those shares tendered pursuant to guaranteed delivery procedures), all of which have been accepted by IBA. The tendered shares of stock, when combined with the shares of stock of SteriGenics already owned by IBA, represent approximately 98.2% of the outstanding shares of SteriGenics stock. IBA will pay $195,507,999 for the tendered shares.

     Following the consummation of the Offer, a subsidiary of IBA will merge with and into SteriGenics, at which point SteriGenics will become a wholly-owned subsidiary of IBA. IBA expects to complete the merger within the next few days.